AMG Funds

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

January 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of a Registration Statement on Form N-14, filed by AMG Funds (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2016 (Registration No. 333-209545)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement of the Registrant on Form N-14 that was filed with the Commission on February 16, 2016, along with any exhibits (the “N-14 Registration Statement”).

The Registrant requests that such consent be granted on the grounds that the Registrant has determined for business reasons not to proceed with the offering described in the N-14 Registration Statement and the staff has requested that the N-14 Registration Statement be withdrawn if it is not used. The Registrant confirms that no securities have been sold under the N-14 Registration Statement.

If you have any questions regarding this application for withdrawal, please contact William M. Beaudoin at (617) 854-2337.

Very truly yours,

/s/ Donald S. Rumery
Donald S. Rumery
Treasurer, Chief Financial Officer, and Principal Financial Officer

Securities and Exchange Commission	- 2 -	January 10, 2017

cc:	Maureen A. Meredith, Esq., AMG Funds LLC

William M. Beaudoin, Esq., Ropes & Gray LLP